

ABN 41 009 117 293

# FIRST AUSTRALIAN RESOURCES LIMITED

*Incorporated in Western Australia*

November 27, 2007



07028405

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,



COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
November 27, 2007 (ASX: Announcement & Media Release – Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

27 November 2007

# ASX ANNOUNCEMENT AND MEDIA RELEASE

## DRILLING UPDATE

**Beibu Gulf Block 22/12, Offshore China (FAR 5%*)**
**Rig contract finalised; Drilling to commence in mid-December**

The Block 22/12 Joint Venture has finalised a rig contract for the Premium Murmanskaya jack-up rig to drill four exploration/appraisal wells starting in mid-December.

The first two wells will test the Wei 6-12-West and Wei 6-12 East structural-stratigraphic prospects, 2.5km and 1.7km, respectively, from the 2006 Wei 6-12-South oil discovery.

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

**Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana**
**Preparing to drill ahead at 3,007 feet – FAR (0-14,500 feet 5%) (>14,500 feet 17.7%)**

We have been advised that current operations at the Schwing #2 well comprise preparing to run 13 and 3/8 inch surface casing at 3,007 feet prior to drilling ahead.

The Schwing #2 well is a deviated 14,500 foot Nodosaria test in which FAR has a 5% working interest (for depths between surface and 14,500 feet).

The Schwing #2 well has been engineered in a manner to enable deepening to test the Wilcox formation if the shallower objectives fail to yield a commercial result. The well is targeting gas and is expected to take 52 days at an estimated completed cost of US$6 million. FAR has retained its full 17.7 percent rights below 14,500 feet and will determine its level of participation in any deepening if and when a firm proposal is made.

A potential bail out zone has been mapped at Bolmex horizon at approximately 11,800 feet. This zone is considered lower risk and may assist in defraying well costs.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

***For information on FAR's drilling activities visit our website at www.far.com.au***

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au